  Exhibit 99.1

CORDOVACANN ANNOUNCES LETTER OF INTENT
TO ACQUIRE ONTARIO-BASED LICENSED PRODUCER APPLICANT

TORONTO, ONTARIO, September 5, 2018 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that it has entered into a letter of intent (the “LOI”) to acquire all of the issued and outstanding common shares of 2366607 Ontario Inc. d/b/a Alterna Medicinals Canada (“Alterna”) for the total purchase price of $1,693,750 Canadian dollars and 1,204,167 shares in the common stock of Cordova, contingent upon Alterna obtaining receipt of a License to Cultivate under Health Canada’s Access to Cannabis for Medical Purposes Regulations (ACMPR) for Alterna’s facility in Listowel, Ontario. Furthermore, Cordova has agreed to loan up to $1 million Canadian dollars to Alterna to fund the required capital expenditures to advance the application process for such License to Cultivate.

Alterna is an applicant to become a Licensed Producer under the ACMPR program and was provided a Confirmation of Readiness by Health Canada earlier this year for its 14,000 square foot leased-facility located in Listowel, Ontario. The facility has future expansion capabilities across its seven acre site.

“Expanding our cultivation capabilities into the Canadian market is an essential step in achieving our goal of capturing greater international market share,” stated Mr. Taz Turner, Chairman and CEO of Cordova. “While providing access to the Canadian market is of significant importance to us, the acquisition of Alterna is also expected to provide us with the ability to distribute our branded, formulated products to international markets, furthering our mission to establish a global cannabis manufacturing and distribution platform.”

The transaction as contemplated is subject to standard terms and conditions of transactions of this nature, including but not limited to the completion of satisfactory due diligence and the approval of Cordova’s board of directors.

To be added to the Company’s distribution list, please email cordova@kcsa.com with “Cordova” in the subject line.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Investor Contact:
Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
cordova@kcsa.com
(212) 896-1233

Media Contact:
Anne Donohoe
KCSA Strategic Communications
adonohoe@kcsa.com
(212) 896-1265